UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 0)*

                         LUCAS EDUCATIONAL SYSTEMS, INC.

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                                (Name of Issuer)

                         Common Stock, Par Value $0.001

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                         (Title of Class of Securities)

                                  549 332 10 4
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                                 (CUSIP Number)

           Jeffrey R. Gullo, 5600 Woodspring Drive, Plano, Texas 75053
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                 March 24, 2000

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            (Date of Event which Requires Filing of this Settlement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP No. 549 332 10 4                                        Page 2 of 5 Pages

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Jeffrey R. Gullo, SSN ###-##-####.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)     [ ]
                                                                    (b)     [x]

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*

                      PF
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States of America
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                           7 SOLE VOTING POWER

       Number of                  7,815,000
        Shares
     Beneficially          -----------------------------------------------------
       Owned by            8          SHARED VOTING POWER
         Each
       Reporting                               -0-
        Person             -----------------------------------------------------
         With              9          SOLE DISPOSITIVE POWER

                                               7,815,000
                           -----------------------------------------------------
                           10         SHARED DISPOSITIVE POWER

                                               -0-
                           -----------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               7,815,000
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      26.7%
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    14       TYPE OF REPORTING PERSON*

                      IN

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

Item 1.           Security and Issuer.

         This statement relates to shares of Common Stock, par value $0.001 per share, of Lucas Educational Systems, Inc., a Delaware corporation (the "Issuer"), with principal executive offices at P.O. Box 789, Templeton, CA 93465.

Item 2.           Identity and Background.

         This statement is filed with respect to the beneficial ownership of 7,815,000 shares of the Issuer's Common Stock, consisting of 2,385,000 shares owned of record and 5,430,000 shares of issued Series A Convertible Preferred Stock.. The following information is provided regarding the owner:

         (a)      Name:             Jeffrey R. Gullo

         (b)      Business Address:   5600 Woodspring Drive
                                      Plano, Texas 75093

         (c) Principal Occupation: President and Chief Executive Officer, Lucas Educational Systems, Inc.

         (d) Registrant has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) Registrant has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Registrant is a citizen of the United States of America.

Item 3.           Source and Amount of Funds, or Other Consideration.

         Personal funds in the amount of $0.061 per share

Item 4.  Purpose of Transaction.

         Registrant became involved as a consultant to the Issuer to develop a business plan for commencing sales of the Issuer's products. Registrant then supervised a successful offering of $1,400,000 of Series A Convertible Preferred Stock to provide funds to initiate the business plan. Such offering closed on March 24, 2000, and pursuant to an Employment Agreement previously executed with Registrant, he became entitled to receive the securities described therein, a copy of which is attached as an Exhibit to this Schedule 13D. Registrant was also appointed the President and Chief Executive Officer of the Issuer and to fill a vacancy on the Issuer's Board of Directors.

         The purpose of the transactions in such shares has been to acquire a proprietary stake in and assist in the financing of a growing company that can compete in the market for its educational and learning products. Registrant will take an active role in the management of the Issuer.

         Registrant has no present plan or proposal which would relate to or result in: (a) the acquisition of additional securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (d) any change in the Board of Directors of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's Articles of Incorporation or Bylaws which may impede the acquisition of control of the Issuer; (h) cause any securities of the Issuer to be delisted from the OTC Bulletin Board; (i) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities act of 1933; or (j) any action similar to those enumerated above.

Item 5.  Interests in Securities of the Issuer.

         (a) 7,815,000 shares (26.7% of shares outstanding), consisting of 2,305,000 shares and options to acquire 5,430,000 shares.

         (b)      Jeffrey R. Gullo. - sole power to vote and dispose.

         (c)      See Item 4.

         (d)      None.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         Employment Agreement dated March 22, 2000 between Lucas Educational Systems, Inc. and Jeffrey R. Gullo.

Signature

         After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.

March 29, 2000                                   /s/ Jeffrey R. Gullo
--------------------------                       --------------------
Date                                                 Jeffrey R. Gullo